UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated May 06, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING

HELD ON APRIL 24, 2013

Date, Time and Place: Held on April 24, 2013, at 01:00 PM, at L’Hotel Porto Bay, located at Alameda Campinas, 266, Jardim Paulista, City and State of São Paulo.

Call notice: The members of the Board of Directors in office were duly noticed in accordance with the Company’s Bylaws.

Attendance: The majority of the members of the Board of Directors were present: José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; and Julio Cesar Maciel Ramundo. Justified absences of Director Raul Calfat and his respective alternate Gilberto Lara Nogueira.

Presiding:                                      José Luciano Duarte Penido — Presiding Chairman of the Board of Directors.

Claudia Elisete Rockenbach Leal — Secretary

Agenda: In accordance with the terms of art. 17, part XV of the Company’s Bylaws, (i) ratify the disposal of the Company’s properties; and (ii) Authorize and ratify the Board of Executive Officers to execute any and all necessary acts to fulfill the terms established herein.

Resolutions:  After discussion and analysis of the matters included on the agenda, the following resolutions were passed without reservations and/or qualifications by the unanimous vote of the attending Directors:

(i)                                     Ratify the approval of the disposal of the Company’s properties, located at the State of Minas Gerais, for a total amount of R$ 15.455.000,00 (fifteen million, four hundred and fifty-five thousand reais) as described below:

Municipality	Enrollment No.	Reference Georeferenciamento	Total Area (ha)	Area Proposal (ha)	Amount (R$)
Frei Inocêncio	37468	Block 04 CP	635,836	635,84
Frei Inocêncio	10066	Block 04 CP	547,98
Jampruca	10068	Block 04 CP	381,7
Frei Inocêncio	22170	Block 04 CP	726		12,155,000.00
Frei Inocêncio	37213	Block 04 CP	53	2824,713
Frei Inocêncio	37212	Block 04 CP	231,6
Frei Inocêncio	26825	Block 04 CP	751
Frei Inocêncio	37461	Block 04 CP	133,433
Galiléia	954	Block 14 CP	379,725
Galiléia	957	Block 14 CP	430,15	874,75	3,300,000.00
Galiléia	955	Block 14 CP	64,9

(ii)                                Authorize the Board of Executive Officers, in accordance with the Company’s Bylaws, to sign all documents and to execute all and any necessary acts to accomplish the resolution above, also, ratifies the document’s signatures and the acts already executed.

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the those members of the Board present. Attendance: José Luciano Duarte Penido — Chairman of the Board of Directors and Chair of the Meeting; Alexandre Gonçalves Silva; Alexandre Silva D´Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; and Julio Cesar Maciel Ramundo; and Claudia Elisete Rockenbach Leal — Secretary

São Paulo, April 24, 2013

We certify that the present instrument is a true copy of the Minutes of the Extraordinary Board of Directors Meeting held on April 24, 2013, recorded in the appropriate book.

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

HELD ON APRIL 24, 2013

Date, Time and Place: Held on April 24, 2013, at 08:30 AM, at L’Hotel Porto Bay, located at Alameda Campinas, 266, Jardim Paulista, City and State of São Paulo.

Call notice: The members of the Board of Directors in office were duly noticed in accordance with the Company’s Bylaws.

Attendance: The majority of the members of the Board of Directors were present: José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; and Julio Cesar Maciel Ramundo. Justified absences of Director Raul Calfat and his respective alternate Gilberto Lara Nogueira.

Presiding:                                      José Luciano Duarte Penido — Presiding Chairman of the Board of Directors.

Claudia Elisete Rockenbach Leal — Secretary

Agenda: In accordance with the terms of art. 17 of the Company’s Bylaws, (i) approve, as per the Financial Committee’s recommendation, the execution of the forfaiting agreement between Fibria (USA) Inc, which is controlled by the Company, and financial institutions approved by the Board of Executive Officers; (ii) ratify the contracting of the financial transaction Revolver — Stand By Facility; (iii) ratify the contracting of the financial transaction Export Prepayment with the Club Deal; (iv) ratify the early liquidation of the financial transaction Export Prepayment with the Bradesco Bank; (v) ratify the repurchase of the 2020 Notes and 2021 Notes; and (vi) authorize and ratify the Board of Executive Officers to execute any and all necessary acts to fulfill the terms established herein.

Resolutions:  After discussion and analysis of the matters included on the agenda, the following resolutions were passed by the unanimous vote of the attending Directors:

(i)                 Approve, as per the Financial Committee’s recommendation, the execution of the forfaiting agreement, between Fibria (USA) Inc, which is controlled by the Company, and financial institutions approved by the Board of Executive Officers, for the total amount up to USD 130,000,000.00 (one hundred and third million dollars), with discount term period 105 up to 120 days.

(ii)              Ratify the approval of the contracting of the financial transaction referred to as Revolver - Stand By Facility for the total amount up to USD 200,000,000.00 (two hundred million dollars), with estimated  period of 5 (five) years to use the credit limit.

(iii)           Ratify the approval of the contracting of the financial transaction referred to as Export Prepayment. Such financial transaction will be effective through the execution of agreement between the Company, as guarantor, Fibria Trading International Kft., as the borrower, and the Club Deal, for the total amount up to 100,000,000.00 (one hundred million dollars), for the term of effectiveness of 05 (five) years.

(iv)          Ratify the approval of the early liquidation of the financial transaction Export Prepayment with the Bradesco Bank, for the total amount of USD 100,000,000.00 (one hundred million dollars) of principal.

(v)             Ratify the approval of the repurchase of the 2020 Notes and 2021 Notes, to be accomplish directly by the Company or any of its controlled companies (including Fibria Overseas Finance Ltd.), limited to the total amount of USD 600,000,000.00 (six hundred million dollars), as well as the execution of all and any necessary acts to accomplish the Notes Repurchase, including the execution, by the Company or any of its controlled companies (including Fibria Overseas Finance Ltd.) of any agreements (including the Dealer Manager Agreement with the financial institutions contracted for the Notes Repurchase), indentures, amendments, statements, certificates, forms and any other documents’ necessary or applicable for such completion of the Notes Repurchase and the appointment of an attorney to receive summons

(vi)                             Authorize the Board of Executive Officers, in accordance with the Company’s Bylaws, to sign all documents and to execute all and any necessary acts to accomplish the resolutions above, also, ratifies the document’s signatures and the acts already executed.

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the those members of the Board present. Attendance: José Luciano Duarte Penido — Chairman of the Board of Directors and Chair of the Meeting; Alexandre Gonçalves Silva; Alexandre Silva D´Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; and Julio Cesar Maciel Ramundo; and Claudia Elisete Rockenbach Leal — Secretary

São Paulo, April 24, 2013

We certify that the present instrument is a true copy of the Minutes of the Ordinary Board of Directors Meeting held on April 24, 2013, recorded in the appropriate book.

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 06, 2013

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO